

Mail Stop 3561

August 30, 2017

Richard Surber
Chief Executive Officer
Sack Lunch Productions, Inc.
59 West 100 South, 2nd Floor
Salt Lake City, UT 84101

> **Re:     Sack Lunch Productions, Inc.**
>        **Offering Statement on Form 1-A**
>        **Filed August 3, 2017**
>        **File No. 024-10726**

Dear Mr. Surber:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please provide us your analysis discussing your section 15(d) reporting obligation including whether you have successfully suspended that obligation and the impact this has on your eligibility to conduct this Regulation A offering.  We note that the Form 15-15D you filed on April 15, 2009 cited Exchange Act Rule 12h-3(b)(1)(i), and we note that the last 10-K you filed was for the fiscal year ended December 31, 2007.  Rule 12h-3(a) requires that the registrant be current in its section 13(a) reporting obligations in order to rely on that rule.  In addition Rule 251(b)(2) of Regulation A states that an issuer in a Regulation A offering may not be subject to section 13 or 15(d) of the Exchange Act immediately before the offering.

Part II

Offering Circular

General

2. It appears the Series E Convertible Preferred Stock may be convertible within one year. If so, please note that the common stock underlying the Series E Convertible Preferred Stock must also be qualified. Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the Series E Convertible Preferred Stock, or advise. Further, be advised that "at the market" offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. As such, to the extent you seek qualification of the underlying common stock, please revise to provide a fixed price at which your Series E Convertible Preferred Stock may be converted, or advise. Refer to Rule 251(d)(3)(ii) of Regulation A and SEC Release No. 33-9741.

Cover Page

3. Please briefly disclose the conversion terms of the Series E Convertible Preferred Stock.

4. Please update your cover page to disclose when the offering will terminate. Refer to Rule 251(d)(3).

Forward Looking Statements, page 1

5. Please remove your reference to the Private Securities Litigation Reform Act of 1995 as Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act.

Our Products and Services, page 2

6. Consistent with the disclosure provided with each of your other products and services, please disclose here and on page 20 the percentage of your revenues that were derived from franchise agreements for the fiscal year ended December 31, 2016.

Risk Factors, page 5

7. Please add a risk factor discussing your significant leverage and the challenges associated with servicing your debt. We note from the disclosure on page 79 that the TCA note matured on June 13, 2017, and also that a complaint was filed by TCA Global Credit

Master Fund L.P. against the company on June 16, 2017 seeking recovery for payments that were due.

Use of Proceeds, page 10

8. We note that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Management, page 27

9. Please disclose when Taylor Russel Gourley began serving as an officer. Please also disclose the dates of his principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 28

10. We note from your disclosure on page 33 and from your employment agreements that beginning on January 1, 2016 Messrs. Malfatto, Wulf and Gourley were entitled to receive a base annual salary of $250,000. We also note that the summary compensation table does not reflect any such compensation, but that there is disclosure on page 33 that each party has agreed to waive unpaid compensation for the period ending December 31, 2016. Please provide a narrative description of the material factors necessary to understand the information disclosed in or absent from the executive compensation table. Please also briefly describe all proposed compensation to be made in the future pursuant to Mr. Gourley's employment agreement. Refer to Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

11. We note that for each class of securities you have indicated by footnote that unless otherwise indicated the address of the shareholder is c/o Sack Lunch Productions, Inc. For shareholders that are not officer or directors, please provide the address of each beneficial owner. Refer to Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, and Direct Independence, page 33

12. We note your disclosure that Mr. Surber periodically advances funds to you and also provides personal guarantees for notes payable and several lines of credit, credit cards and second mortgages. Please confirm that you have disclosed any advances or transactions that have occurred that are required to be disclosed by Item 404 of Regulation S-K and file any material written agreements evidencing these advances or transactions as exhibits.

Description of Registrant's Securities to be Qualified, page 34

13. Please briefly outline the conversion rights and redemption provisions associated with the preferred shares being offered. Refer to Item 202 of Regulation S-K.

Exhibits, page 86

14. It appears that you have not filed all of the exhibits listed in the exhibits table. Please filed the subscription agreement listed as Exhibit 4.1, the TCA Credit Agreement listed as Exhibit 6.7, the consent of the auditors listed as Exhibit 11.1, and the Testing the Waters Material listed as Exhibit 13.1.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Kristin Shifflett at 202-551-3381 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure